UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 28, 2015 announcing a change in Turkcell’s management.

Istanbul, January 28, 2015

Announcement Regarding the Change in Management

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Süreyya Ciliv, who was appointed as Turkcell CEO on 9 January 2007, has decided to resign from his position, effective from 31 January 2015.

In relation to his departure, Süreyya Ciliv stated that “We have always worked to create value for our customers, our stakeholders, the industry and our nation by facilitating access to knowledge with our technology, innovation and a strong team spirit. I would like to thank all of my team, our customers, our dealers, our suppliers, and our business partners who believed in and accompanied us on this journey.  As I hand over my role, I truly believe that this strong team will take Turkcell forward.”

The Chairman of Turkcell Board of Directors Mr Ahmet Akça stated that “Turkcell has achieved numerous milestones and success during Mr Süreyya Ciliv’s term of office. Mr Ciliv has led the transformation of the GSM only company to a leading communication and technology company, both in Turkey and in the region. We would like to thank him for his valuable contributions and wish him every success in his future careers and personal life.”

Turkcell Board of Directors has decided that Chief Technology Group Officer İlker Kuruöz, in addition to his current position, will be the acting CEO. Further, the appointment process of a new CEO has been initiated.

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 28, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 28, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director